Exhibit 99.1
FOR IMMEDIATE RELEASE
DPAC TECHNOLOGIES REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR END OF 2008
Hudson, OH, April 15, 2009 — DPAC Technologies Corp. (OTCBB: DPAC), a leader in device networking and connectivity solutions, today reported results for its fourth quarter and year ended December 31, 2008.
These results include the combined operations of DPAC Technologies Corp. and QuaTech, Inc., which combined on February 28, 2006 as previously announced. As a result of the merger, QuaTech has become a wholly-owned subsidiary of DPAC. For accounting purposes, the transaction is considered a “reverse merger” under which QuaTech is considered the acquirer of DPAC. Accordingly, the purchase price was allocated among the fair values of the assets and liabilities of DPAC, while the historical results of QuaTech are reflected in the results of the combined company (the “Company”). The results of operations are those of QuaTech prior to the merger date, and consolidated QuaTech and DPAC after the merger date of February 28, 2006.
Fourth Quarter Operating Results
For the fourth quarter of 2008, net sales of $1.8 million decreased 45% from net sales of $3.3 million in the fourth quarter of 2007, and increased 5% from net sales of $1.7 million in the third quarter of 2008. Net sales related to the Company’s Device Connectivity products decreased by $823,000, or 41%, and increased $34,000, or 3%, as compared to the fourth quarter of 2007 and third quarter of 2008, respectively. Net sales related to the Company’s Device Networking products, including the Airborne wireless product line, decreased by $642,000, or 50%, and increased $60,000, or 10% as compared to the fourth quarter of 2007 and third quarter of 2008, respectively. The Company reported a loss from operations of $39,000 as compared to operating income of $215,000 for the fourth quarter of 2007 and an operating loss of $118,000 for the for the third quarter of 2008. The Company’s reported a net loss of $77,000 as compared to net income of $84,000 for the prior year’s fourth quarter and a net loss of $271,000 for the third quarter of 2008. Total operating expenses incurred in the fourth quarter of 2008 of $848,000 decreased by $276,000, or 25%, from the previous year period. The decrease was due primarily to decreases in sales and marketing expenses of $51,000, R&D expense of $111,000, and G&A expenses of $115,000, as the Company continued to integrate operating departments since the date of the Merger and align its operating cost structure in response to the current economic environment. During the fourth quarter of 2008, the Company capitalized $75,000 of R&D costs incurred for developed software. Additionally, the company recorded a non-cash gain of $77,000 in the current year period compared to a gain of $198,000 in the prior year quarter for the fair value adjustment of the put warrant liability.

Twelve Months Operating Results
Net sales of $9.2 million for fiscal year 2008 decreased by 25% from net sales of $12.1 million for 2007. Net sales related to the Company’s Device Connectivity products decreased by $2.2 million, or 29%, and net sales related to the Company’s Device Networking products, including the Airborne wireless product line, decreased by $771,000, or 17% from the year ended December 31, 2007. The Company reported an operating loss of $117,000 for 2008 as compared to an operating profit of $273,000 for 2007. The Company reported a net loss for the current year of $799,000 compared to a net loss of $766,000 for the prior year. Interest expense incurred of $695,000 for 2008 included non-cash charges totaling $116,000, for the amortization of deferred financing charges and the accretion of success fees and amortization of the discount on the subordinated debt. The company recorded a non-cash gain of $13,000 during the current year as compared to $415,000 for the prior year for the fair value adjustment of the put warrant liability.
Operating Summary
Although the Company reported a loss of $799,000 for 2008, a significant portion of our operating expenses are non-cash, including depreciation and amortization of $603,000, non-cash interest expense of $116,000, and non-cash compensation expense for stock options of $74,000.
During the quarter ended March 31, 2008, the Company consummated an equity and financing transaction that provided $491,000 in net cash after paying off the then due existing debt of $2,113,000, and which funds were used for working capital purposes and to bring our payables to a more current position. In addition, in October 2008, the Company secured additional Senior Subordinated Debt financing of $250,000.
In the third quarter of 2008, the Company took actions to reduce its cash operating expenses to align its cost structure with current economic conditions and a downturn in the Company’s revenue levels. It is anticipated that these reductions will result in annualized operating cost savings of approximately $600,000. Additionally, during the first quarter of 2009, the Company entered into an agreement with one of its contract manufactures to sell certain equipment and inventory, sublease a portion of its facility to the manufacturer, and further engage the manufacturer to produce more of the Company’s products. This transaction is expected to improve the operating efficiency of the Company and provide an increase in short term cash flows.
Comments
Chief Executive Officer and President Steve Runkel commented, “The global economic issues continue to impact key customers in several of our vertical markets, including retail banking and transportation, resulting in declines to our revenue levels on a year over year basis. The operating cost savings initiatives that we implemented in early Q3 have resulted in decreasing our cash flow break even levels to be in line with these reduced revenue levels. In Q4, our revenue for both the Device Connectivity and the Device Networking product lines showed slight improvement over the prior quarter. While this is an encouraging sign we will continue to aggressively manage our expense levels to optimize our operating cash flow.”

About DPAC Technologies
DPAC Technologies provides embedded wireless networking products for machine-to-machine communication applications. DPAC’s Airborne™ and AirborneDirect™ wireless products are used by major OEMs in the transportation, instrumentation and industrial control, homeland security, medical diagnostics and logistics markets to provide remote data collection and control. DPAC Technologies is based in Hudson, OH. The Company’s web site address is www.dpactech.com. Information concerning DPAC is filed by DPAC with the SEC and is available on the SEC website, www.sec.gov.
About QuaTech
QuaTech, Inc., a wholly-owned subsidiary of DPAC, delivers high performance device networking & connectivity solutions to help companies improve their bottom line performance. Quatech enables reliable machine-to-machine (M2M) communications via secure 802.11 wireless or traditional wired networks with industrial grade (hardened) embedded radios, modules, boards and external device servers and bridges. For local and mobile connections, Quatech serial adapters provide secure connectivity and port expansion via any interface option. Satisfied customers rely on our unique combination of performance and support to improve bottom line performance through real-time remote monitoring & control, streamlined systems and lower total cost of ownership (TCO). Quatech markets its products through a global network of distributors, resellers, systems integrators and original equipment manufacturers (OEMs). Founded in 1983, Quatech is headquartered in Hudson, Ohio, and merged with DPAC Technologies, Inc. in February 2006. www.quatech.com.
Forward-Looking Statements
This press release includes forward-looking statements. You can identify these statements by their forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “guidance,” “estimate,” “intend,” predict,” and “continue” or similar words or any connection with any discussion of future events or circumstances or of management’s current estimates or beliefs. Forward-looking statements are subject to risks and uncertainties, and therefore results may differ materially from those set forth in those statements. More information about the risks and challenges faced by DPAC Technologies Corp. is contained in the Securities and Exchange Commission filings made by the Company on Form S-4, 10-K, 10-Q or 10-QSB and 8-K. DPAC Technologies Corp. specifically disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, future developments or otherwise.
Contact:

AT DPAC TECHNOLOGIES:

Steve Vukadinovich	Steve Runkel
Chief Financial Officer	Chief Executive Officer
(330) 655-9000	(330) 655-9000
Steve.Vukadinovich@dpactech.com	Steve.Runkel@Quatech.com
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DPAC TECHNOLOGIES CORP.
Condensed Consolidated Balance Sheet Information
(Unaudited)
(In 000’s)

	December 31,	December 31,
	2008	2007
CURRENT ASSETS:
Cash and cash equivalents	$9	$257
Accounts receivable, net	886	1,646
Inventories	1,366	1,337
Prepaid expenses and other current assets	41	67

Total current assets	2,302	3,307

Property, net	305	357
Capitalized developed software	162	—
Goodwill and intangible assets	7,600	7,989
Other assets	18	18

TOTAL	$10,387	$11,671

CURRENT LIABILITIES:
Revolving credit facility	$1,425	$1,982
Current portion of long-term debt	134	2,250
Accounts payable	971	1,866
Accrued restructuring costs — current	42	269
Liability for put warrants	116	129
Other accrued liabilities	420	556

Total current liabilities	3,108	7,052

Accrued restructuring costs	—	52
Long-term debt, net of current portion	3,450	2,141

Net stockholders’ equity	3,829	2,426

TOTAL	$10,387	$11,671

DPAC TECHNOLOGIES CORP.
Condensed Consolidated Statement of Income
(Unaudited)
(in 000’s)

	For the quarter ended:		For the year ended:
	December 31,		December 31,
	2008	2007	2008	2007

REVENUE	$1,831	$3,297	$9,157	$12,125

COST OF GOODS SOLD	1,022	1,958	5,253	7,003

GROSS PROFIT	809	1,339	3,904	5,122

OPERATING EXPENSES
Sales and marketing	253	304	1,164	1,404
Research and development	160	270	836	1,179
General and administrative	312	427	1,531	1,776
Amortization of intangible assets	123	123	490	490

Total operating expenses	848	1,124	4,021	4,849

INCOME (LOSS) FROM OPERATIONS	(39)	215	(117)	273

OTHER (INCOME)EXPENSES:
Interest expense	121	334	695	1,454
Fair Value adjustment for warrant liability	(77)	(198)	(13)	(415)

TOTAL OTHER EXPENSES	44	136	682	1,039

INCOME (LOSS) BEFORE INCOME TAXES	(83)	79	(799)	(766)

INCOME TAX BENEFIT	6	5	—	—

NET INCOME (LOSS)	$(77)	$84	$(799)	$(766)

PREFERRED STOCK DIVIDENDS	48	—	174	—

NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(125)	$84	$(973)	$(766)

NET INCOME (LOSS) PER SHARE:

Net Income (Loss) — Basic and diluted	$0.00	$0.00	$(0.01)	$(0.01)

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic and diluted	97,040	97,381	94,893	92,850